Filed by Broadcom Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.

Commission File No.: 001-33622

Date: June 2, 2022

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

Subject: A Follow Up From Broadcom

June 2, 2022

To All VMware Employees:

It’s been an exciting week. Since we announced the transaction, we’ve heard from shareholders, analysts, partners, customers and employees of both companies. One thing is clear in our conversations: there is a lot of enthusiasm for what the future of infrastructure technology holds once our two companies are combined.

We had a wonderful time speaking with so many of you at the town hall meeting last week. It was especially great to be on your campus in Palo Alto – just a short drive from our headquarters in San Jose. For those of you who couldn’t tune in live, we wanted to follow up with some highlights of what we discussed.

As we shared, Broadcom is proud to be an American company, incorporated in Delaware like VMware, with deep roots tracing back to the early days of the microelectronics industry and a strong heritage of acquiring and investing in best-in-class technology across the semiconductor industry. At Broadcom, we are always looking for ways to drive even more innovation and improve and expand our product offerings, and in recent years, we’ve looked to supplement our leadership in semiconductors by growing our presence in infrastructure software.

VMware aligns incredibly well with Broadcom’s strategy, and it has all the attributes that we seek in the platforms that we operate. The company serves a large and growing market. It’s an indispensable provider of mission-critical platform technology, has a blue-chip customer base and is an incredible innovation engine. Of course, none of this would be possible without the VMware team, or the strong customer and partner relationships that you’ve built.

In terms of how our values align, we appreciate that VMware’s culture is built on execution, passion, integrity, customers and community. We too share values like these. At Broadcom we prioritize accountability – to our customers, our partners, our shareholders and each other.

To that end, we have a proven track record of successfully integrating the companies that we acquire, providing them with the resources needed to ensure sustainable growth and development as part of Broadcom. In fact, we already held our first integration planning meeting with the VMware management team, and over the coming weeks and months, we will be working closely together to ensure we can hit the ground running once the transaction is completed. Our shared engineering-first, innovation-centric cultures are sure to enable a seamless transition.

The attached infographic showcases some of the positive reactions we’ve heard and seen to-date. We’re so pleased with the encouraging response so far, but we’re even more excited about what comes next. Together, we will be able to reimagine what we can deliver to our customers.

Regards,

Hock Tan	Tom Krause
President and Chief Executive Officer, Broadcom Inc.	President, Broadcom Software Group, Broadcom Inc.

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of any legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize synergies; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and other events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Broadcom 1320 Ridder Park Drive San Jose, CA 95131 broadcom.com

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom will be available free of charge on Broadcom’s website at https://investors.broadcom.com/. Copies of the documents filed with the SEC by VMware will be available free of charge on VMware’s website at ir.vmware.com.

Participants in the Solicitation

Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.

BROADCOM | vmware

A GREAT START TO AN EXCITING NEW CHAPTER

The Broadcom and VMware leadership teams spent the past week connecting with employees, customers, partners and shareholders of both companies. There's clearly a lot of enthusiasm about this combination and its impact on the future of infrastructure technology.

Headlines Across the Media Landscape

Bloomberg

"VMware bolsters Broadcom's software offerings -- a key part of Tan's strategy in recent years."

The New York Times

"The resulting combination of chip company and software maker would be one of the most important suppliers of technology to the cloud computing market."

The Economist

"A chipmaker buying a software firm may seem strange. But Broadcom has done the same thing in the past with striking success."

THE WALL STREET JOURNAL.

"Its integration with the large cloud platforms has put VMware in a position to be a partner for organizations moving data from their private data centers to the cloud. VMware has also become an important player in the multicloud business, where organizations mix and match the various cloud platforms to get better pricing and service."

FT FINANCIAL TIMES

"... will help transform Broadcom, an acquisitive semiconductor group, into a diversified tech company ranging from chips to cloud computing services."

CNBC


CNBC REAL-TIME
VMWARE
123.93 +3.39 (+2.81%)
BROADCOM
550.20 +18.57 (+3.49%)
TECH
BROADCOM TO ACQUIRE VMWARE FOR $61 BILLION

Better Possibilities for Partners + Customers

"By having more strong players and hybrid cloud, it accelerates growth and will lower prices over time. It's procompetitive, not anticompetitive."

–Marty Wolf, Managing Partner at Martinwolf

Recognition from Financial and Industry Analysts

KeyBanc Capital Markets

"We believe this deal would make strategic sense for AVGO and would: 1) be highly complementary to the Company's infrastructure software franchise and to AVGO's semiconductor franchise in the data center; 2) position the Company well to capture the growing trends toward private/public cloud and hybrid/multi-cloud; 3) further increase the Company's annual cash flow and diversify the software franchise; and 4) enhance scale and drive margin expansions with COGS/OPEX synergies, cross-selling, and channel integration." **5.26.22**

RAYMOND JAMES

"The acquisition bolsters AVGO's software ambitions and strengthens its exposure to the hybrid cloud market." **5.26.22**

BERNSTEIN

"We have long been fans of Broadcom's M&A strategy, and believe the deal can continue to drive the company's operating metrics higher, while also providing further diversification and helping to offset potential semi cycle risk." **5.27.22**

EVERCORE

"Strategically, we believe the VMW acquisition makes sense, as AVGO is acquiring a high-quality franchise asset while bolstering its Software platform (Software moving to ~50% of overall revenues upon close)." **5.26.22**

451 Research | S&P Global

"Broadcom's rebranding shows that it will (rightly) position VMware as its flagship software offering, and work hard to maintain the unit's identity." **5.26.22**

Social Media Buzz

~75,000 Total Social Engagements[1]







NOTE: Permission to use quotes and logos neither sought nor obtained

1. Social media engagements, including comments, shares and likes, of Broadcom and VMware during the first week following announcement